March 26, 2012

John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Cardinal Ethanol, LLC
Form 10-K for the Year Ended September 30, 2011
Filed December 13, 2011
File No. 0-53036
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 9, 2012
File No. 0-53036

Dear Mr. Hartz,

We are in receipt of your letter dated March 7, 2012 providing comments on our Form 10-K for the year ended September 30, 2011 and our Form 10-Q for the quarter ended December 31, 2011. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Year Ended September 30, 2011

Item 8 - Financial Statements and Supplementary Data, page 37

Note 6 - Derivative Instruments, page 48

Interest Rate Contract, page 49

1.    We note that the notional amount of your swap is $34,921,000 as of September 30, 2011 and the balance outstanding on your variable rate debt is $14,469,000 on the same date. We also note the mandatory pre-payment options on the Note. Please tell us how you account for this swap, including whether you utilize the "Short-Cut" method in accounting for your swap agreement. If so, demonstrate to us how you have complied with the conditions to use such method or alternatively the method you utilize. Please address ASC 815-20-25-104 through 815-20-25-106.

RESPONSE:

The swap with the notional amount of approximately $34,921,000 is not associated with our debt that is labeled as the “variable rate note” it is associated with our debt that is labeled as the “fixed rate note.” This note is only called the "fixed rate note" since the swap effectively fixed our interest rate associated with that variable rate debt. The balance outstanding on the “fixed rate note,” which is a variable rate note at the 3-month Libor + 300 basis points, was also approximately $34,921,000. The mandatory prepayments that you refer to are associated with the "variable rate note" for which we did not enter into a swap, or other type of cash flow hedge.
In future filings, we will modify the first paragraph of our footnote 6 on derivatives (as shown on page 49 in our Form 10-K for the year ended September 30, 2011) regarding the interest rate swap as follows to reiterate these facts and refer to our more comprehensive footnote 8 (as shown on page 51 in our Form 10-K for the year ended September 30, 2011), where the relationship is more fully explained:
"Interest Rate Contract

The Company manages part of its floating rate debt using an interest rate swap associated with the “Fixed Rate Note” as defined in our loan agreement. Please see Note 8 below. The Company entered into a fixed rate swap to alter its exposure to the impact of changing interest rates on its results of operations and future cash outflows for interest. Fixed interest rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision."

In connection with the Company's response to the comments contained in the Commission's letter dated March 7, 2012, the Company's management hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Dartt

William Dartt
Chief Financial Officer